ISSUER FREE WRITING PROSPECTUS No. 460M Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated July 16, 2008

100% Principal Protection Notes Linked to the Performance of a

Basket of Asian Currencies Relative to the Euro

Market Strategies to Complement Traditional Fixed Income Investments

Deutsche Bank AG, London Branch

$• Notes Linked to the Performance of a Basket of Asian Currencies Relative to the Euro due on or about July 29, 2011

Investment Description

100% Principal Protection Notes Linked to the Performance of a Basket of Asian Currencies Relative to the Euro (the “Notes”) provide 100% principal protection at maturity and exposure to the potential appreciation of a basket of currencies consisting of the Indonesian rupiah (IDR), the Indian rupee (INR) and the Philippine peso (PHP) (the “Basket Currencies”) relative to the Euro. The Notes provide a return of between 210% and 250% (the “Participation Rate”) of any positive Basket Performance, with the Participation Rate to be determined on the Trade Date. Principal protection applies only at maturity.

Features

❑	Possibility of enhanced returns linked to the positive performance of a basket of three Asian currencies relative to the Euro.

❑	Diversification of portfolio into foreign currency markets in a U.S. dollar denominated instrument.

❑	100% principal protection if held to maturity, subject to the credit of the Issuer.

Key Dates1

Trade Date	July 28, 2008
Settlement Date[2]	July 31, 2008
Final Valuation Date[2]	July 26, 2011
Maturity Date[2]	July 29, 2011
[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes” in the accompanying product supplement M.

Security Offering

We are offering 100% Principal Protection Notes Linked to the Performance of a Basket of Asian Currencies (the “Basket”) Relative to the Euro. The Notes are not subject to a stated maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket Currencies relative to the Euro. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000. The Participation Rate and the Initial Spot Rate for each Basket Currency will be set on the Trade Date.

Basket Currencies	Reference Currency	Basket Currency Performance Weightings	Participation Rate	Security CUSIP/ISIN
IDR, INR, PHP	EUR	IDR – 33.34% INR – 33.33% PHP – 33.33%	210% to 250% (The actual Participation Rate will be determined on the Trade Date.)	25154K 684 / US25154K6846

See “Additional Terms Specific to the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement M dated March 6, 2007, and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement M for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and the product supplement M dated March 6, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement or product supplement M. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in the product supplement M dated March 6, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement M dated March 6, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507046624/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “Notes” refers to the 100% Principal Protection Notes Linked to the Performance of a Basket of Asian Currencies Relative to the Euro that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Basket Currencies relative to the Euro;

♦	You believe the Basket Performance will be positive over the term of the Notes, meaning that the Basket Currencies will appreciate relative to the Euro;

♦	You seek an investment that offers 100% principal protection when held to maturity;

♦	You are willing to invest in the Notes based on the indicated Participation Rate. (The actual Participation Rate will be determined on the Trade Date.);

♦	You are willing and able to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes; and

♦	You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to the Basket Currencies relative to the Euro;

♦	You believe the Basket Performance will be zero or negative over the term of the Notes, meaning that the Basket Currencies will not appreciate, or will decline, relative to the Euro;

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

♦	You are unwilling or unable to hold the Notes to maturity;

♦	You seek an investment for which there will be an active secondary market; or

♦	You seek current income from your investments.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 12 and more detailed “Risk Factors” beginning on page PS-8 of Product Supplement M for risks related to an investment in the Notes.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch

Issue Size	$•

Issue Price	$10.00 per Note (subject to a minimum purchase of 100 Notes)

Term	3 years

Basket Currencies and Basket Currency Performance Weightings	Basket Currency	Basket Currency Performance Weighting
	Indonesian rupiah (IDR) Indian rupee (INR) Philippine peso (PHP)	33.34% 33.33% 33.33%

Participation Rate	210-250%. The actual Participation Rate will be determined on the Trade Date.

Payment at Maturity (per $10.00 Note)

If the Basket Performance is positive, you will receive:

$10.00 + ($10.00 x Participation Rate x Basket Performance)

If the Basket Performance is zero or negative, you will receive only the principal amount of $10.00

Basket Performance	The sum of the Weighted Currency Performances

Weighted Currency Performance	For each Basket Currency, calculated as follows: Currency Performance x Basket Currency Performance Weighting

Currency Performance	For each Basket Currency, calculated as follows: (Initial Spot Rate – Final Spot Rate) / Initial Spot Rate

Initial Spot Rate	For each Basket Currency, the Spot Rate on the Trade Date

Final Spot Rate	For each Basket Currency, the Spot Rate on the Final Valuation Date

Spot Rate

For each Basket Currency, the spot exchange rate for such currency against the Euro, quoted as the number of units of such currency per 1 Euro as determined by the calculation agent by reference to the Spot Rate definitions set forth below under the section heading “Basket Currencies.” The Initial Spot Rates for the Basket Currencies (which represent the spot exchange rates determined by the Issuer on the Trade Date using available sources and not the sources referred to in the Spot Rate definitions set forth below) are as follows:

EURIDR:

EURINR:

EURPHP:

Final Valuation Date	July 26, 2011

Determining Payment at Maturity

What are the tax consequences of the Notes?

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS—You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the Notes until maturity. Any gain recognized upon a sale, exchange or retirement of the Notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the Notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

How will your Payment at Maturity be calculated?

Your Payment at Maturity will depend on the Basket Performance.

♦	If the Basket Performance is zero or negative, you will receive only $10.00 for each $10.00 principal amount of your Notes.

♦	If the Basket Performance is positive, you will receive an enhanced return. The following steps are necessary to calculate your Payment at Maturity:

Step 1: Calculate the Currency Performance for each of the Basket Currencies.

The IDR Currency Performance is the difference between the EUR/IDR Initial Spot Rate and the EUR/IDR Final Spot Rate relative to the EUR/IDR Initial Spot Rate, expressed as a percentage and calculated as follows:

IDR Currency Performance =	EUR/IDR Initial Spot Rate – EUR/IDR Final Spot Rate
EUR/IDR Initial Spot Rate

An increase in the value of the Indonesian rupiah relative to the Euro is expressed as a decrease in the EUR/IDR spot rate.

The INR Currency Performance is the difference between the EUR/INR Initial Spot Rate and the EUR/INR Final Spot Rate relative to the EUR/INR Initial Spot Rate, expressed as a percentage and calculated as follows:

INR Currency Performance =	EUR/INR Initial Spot Rate – EUR/INR Final Spot Rate
EUR/INR Initial Spot Rate

An increase in the value of the Indian rupee relative to the Euro is expressed as a decrease in the EUR/INR spot rate.

The PHP Currency Performance is the difference between the EUR/PHP Initial Spot Rate and the EUR/PHP Final Spot Rate relative to the EUR/PHP Initial Spot Rate, expressed as a percentage and calculated as follows:

PHP Currency Performance =	EUR/PHP Initial Spot Rate – EUR/PHP Final Spot Rate
EUR/PHP Initial Spot Rate

An increase in the value of the Philippine peso relative to the Euro is expressed as a decrease in the EUR/PHP spot rate.

Step 2: Calculate the Basket Performance.

The Basket Performance is equal to the sum of the Weighted Currency Performances and will be calculated as follows:

Basket Performance = (33.34% × IDR Currency Performance) + (33.33% × INR Currency Performance) +

(33.33% × PHP Currency Performance)

Step 3: Calculate the Payment at Maturity.

The Payment at Maturity per $10.00 Note will be calculated as follows:

$10.00 + ($10.00 x Participation Rate x Basket Performance)

Scenario Analysis and Hypothetical Examples

The following scenario analysis and hypothetical examples assume a Participation Rate of 230%. The actual Participation Rate will be set on the Trade Date.

The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 Note for a hypothetical range of performance for the Basket and assume a Participation Rate of 230%. The following results are based solely on the hypothetical example cited.

Hypothetical Basket Performance	Payment at Maturity	Percentage Return
70.0%	$26.10	161.0%
60.0%	$23.80	138.0%
50.0%	$21.50	115.0%
40.0%	$19.20	92.0%
30.0%	$16.90	69.0%
20.0%	$14.60	46.0%
10.0%	$12.30	23.0%
0.0%	$10.00	0.0%
-10.0%	$10.00	0.0%
-20.0%	$10.00	0.0%
-30.0%	$10.00	0.0%
-40.0%	$10.00	0.0%
-50.0%	$10.00	0.0%
-60.0%	$10.00	0.0%
-70.0%	$10.00	0.0%
-80.0%	$10.00	0.0%
-90.0%	$10.00	0.0%
-100.0%	$10.00	0.0%

Hypothetical Examples:

The following payment examples for the Notes show scenarios for the Payment at Maturity of the Notes, illustrating positive and negative Basket Performances reflecting either correlated or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are, like the above, based on a hypothetical Participation Rate of 230%, as well as hypothetical Initial Spot Rates (the actual value of each of which will be determined on the Trade Date) and Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the resulting Basket Performance. The hypothetical Initial Spot Rate and Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future performance of any Basket Currency. Numbers in the examples below have been rounded for ease of analysis.

Example 1:

The Euro depreciates relative to each of the IDR, INR and PHP, resulting in a Basket Performance of 5.00%. Due to the Participation Rate, the Payment at Maturity will equal $11.15 per $10.00 Note.

Because the Basket Performance is 5.00%, which is greater than zero, the Payment at Maturity is equal to $11.15 per $10.00 Note (a return of 11.50% per $10.00 Note), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x 230% x 5%) = $11.15

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
IDR	14628.11	13896.70	5.00%	33.34%
INR	69.1274	65.6710	5.00%	33.33%
PHP	72.6804	69.0464	5.00%	33.33%

Basket Performance = (5% x 33.34%) + (5% x 33.33%) + (5% x .33.33%) = .05 = 5.00%

Example 2:

The Euro depreciates relative to the IDR and INR and appreciates relative to the PHP, resulting in a Basket Performance of 0.00%, and, therefore, a Payment at Maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Performance is 0.00%, the Payment at Maturity is equal to $10.00 per $10.00 Note (a return of 0.00% per $10.00 Note), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x 230% x 0%) = $10.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
IDR	14628.11	13165.30	10.00%	33.34%
INR	69.1274	65.6710	5.00%	33.33%
PHP	72.6804	83.5825	-15.00%	33.33%

Basket Performance = (10% x 33.34%) + (5% x 33.33%) + (-15% x 33.33%) = .00 = 0.00%

Example 3:

The Euro depreciates relative to the IDR and appreciates relative to the INR and PHP, resulting in a Basket Performance of -1.00%, and, therefore, a Payment at Maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Performance is -1.00%, which is less than zero, the Payment at Maturity is equal to $10.00 per $10.00 Note (a return of 0.00% per $10.00 Note), calculated as follows:

Payment at Maturity = $10.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance	Basket Currency Performance Weighting
IDR	14628.11	13165.30	10.00%	33.34%
INR	69.1274	73.9663	-7.00%	33.33%
PHP	72.6804	77.0412	-6.00%	33.33%

Basket Performance = (10% x 33.34%) + (-7% x 33.33%) + (-6% x 33.33%) = -.01 = -1.00%

*	For an initial investment of $1,000, your Payment at Maturity should be multiplied by 100.

Historical Information

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the Euro. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth below. These historical data are shown for the period from May 14, 1999 through July 11, 2008. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth below) or of the historical or future performance of the Basket. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the Notes. As set forth in the following tables, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the Euro, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the Euro. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from May 14, 1999 through July 11, 2008. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the Basket Currencies.

Past performance is not indicative of future performance.

Indonesian Rupiah

Historical High, Low and Period-End Exchange Rates

May 14, 1999 through July 15, 2008

(expressed as units of Indonesian rupiah per Euro)

Indonesian Rupiah	High	Low	Period End
1999	11020.00	6725.02	7125.00
2000	9050.00	6950.00	9050.00
2001	11120.00	7598.00	9270.00
2002	9441.00	7939.00	9387.78
2003	10687.87	8889.55	10603.31
2004	12767.43	10122.01	12563.63
2005	13799.58	11337.23	11647.08
2006	12263.64	10808.55	11870.97
2007	14049.42	11619.98	13715.54
2008 (through July 15, 2008)	14830.74	13332.20	14628.11

Past performance is not indicative of future performance.

Indian Rupee

Historical High, Low and Period-End Exchange Rates

May 14, 1999 through July 15, 2008

(expressed as units of Indian rupee per Euro)

Indian Rupee	High	Low	Period End
1999	50.2485	43.5347	43.8182
2000	45.1089	38.6682	43.4123
2001	44.6828	39.5536	42.699
2002	50.3214	41.6966	50.3214
2003	57.517	49.4924	57.517
2004	59.6234	52.095	59.3316
2005	58.8347	51.8311	53.303
2006	60.4302	52.6404	58.421
2007	59.348	53.6797	57.5104
2008 (through July 15, 2008)	69.2721	56.9493	69.1274

Past performance is not indicative of future performance.

Philippine Peso

Historical High, Low and Period-End Exchange Rates

May 14, 1999 through July 15, 2008

(expressed as units of Philippine peso per Euro)

Philippine Peso	High	Low	Period End
1999	46.166	38.8305	40.3948
2000	46.9425	36.592	46.9425
2001	51.7114	42.617	45.532
2002	56.3277	43.97	56.227
2003	70.1944	45.4824	69.9416
2004	76.8256	65.4991	76.2085
2005	76.3519	62.5035	62.8978
2006	68.4039	60.5515	64.6907
2007	65.4663	58.9969	60.1587
2008 (through July 15, 2008)	72.8433	58.3019	72.6804

Past performance is not indicative of future performance.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying product supplement M. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

Market risk—The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the Euro and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the performance of each of the Basket Currencies relative to the Euro, and currency movements may have an adverse effect on the Basket Performance.

♦	No interest payments—You will not receive interest payments on the Notes during the term of the Notes.

♦	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

♦

Investing in the Notes is not equivalent to investing directly in the Basket Currencies—You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Currency Performance for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

♦

The original issue price of the Notes includes the agents’ commission and the estimated costs of hedging our obligations under the Notes through one or more of our affiliates—As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original Issue Price, and any such sale could result in a substantial loss to you.

♦

The Notes are not designed to be short-term trading instruments—The Notes are not designed to be short-term trading instruments and are principal-protected only at maturity. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

Gains in the Currency Performance of one or more Basket Currencies may be offset by losses in the Currency Performance of other Basket Currencies—The Notes are linked to the performance of the Basket, which is composed of three Currency Performances. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the performance of each Currency, which is in turn based upon the formula set forth above.

♦

Currency markets may be volatile—Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your Notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦

Legal and regulatory risks—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

♦

The Basket Currencies are subject to emerging markets’ political and economic risks—The Basket is composed of currencies from emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the Notes.

♦

If the liquidity of the Basket Currencies is limited, the value of the Notes would likely be impaired—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and, therefore, on the return on your Notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Performance using its normal means. The resulting discretion by the calculation agent in determining the Basket Performance could, in turn, result in potential conflicts of interest.

♦

Suspension or disruptions of market trading in the Basket Currencies may adversely affect the value of the Notes—The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the Notes.

♦

Potential conflicts of interest exist because the issuer and the calculation agent for the Notes are the same legal entity—Deutsche Bank AG, London Branch is the Issuer of the Notes and the calculation agent for the Notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies (as set forth below) is not available. In addition, the Issuer may hedge its obligations under the Notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the Notes or the performance of the Basket Currencies.

♦

Lack of liquidity—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Notes.

♦

Principal protection applies only if you hold the Notes to maturity—You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount.

♦

The payment formula for the Notes will not take into account all developments in the Basket Currencies—Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Performance by multiplying the Currency Performance for each Basket Currency by its respective Basket Currency Performance Weighting and then taking the sum of the Weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Performance may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the Final Valuation Date.

♦

We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Basket Currencies to which the Notes are linked or the value of the Notes—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents, or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

♦

Economic and market factors will impact the value of the Notes—We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the Euro. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

♦	the expected volatility of the Basket Currencies and the Euro, as reference currency;

♦	the time to maturity of the Notes;

♦	the exchange rates and the volatility of the exchange rate between each Basket Currency and the Euro;

♦	interest and yield rates in the market generally and in the markets of the Basket Currencies, the Euro and the United States;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Market disruptions may adversely affect your return—The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining the Basket Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in a commercially reasonable manner and in accordance with general market practice, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

The Basket Currencies

Spot Rates

The Spot Rate for the Indonesian rupiah on each date of calculation will be the Indonesian rupiah/Euro reference rate, which is the product of (a) the Indonesian rupiah/U.S. dollar spot rate at 11:00 a.m. Singapore time, expressed as the amount of Indonesian rupiah per one U.S. dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page “ABSIRFIX01” to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on such date of calculation, and (b) the Spot Rate for the Euro expressed as the amount of U.S. dollars per one Euro, using the midpoint of the bid-offer spread which appears on the Reuters Page “TKFE” as of 12:00 p.m. Tokyo time on the date of calculation.

The Spot Rate for the Indian rupee on each date of calculation will be the Indian rupee/Euro reference rate, which is the product of (a) the Indian rupee/U.S. dollar reference rate, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two business days, reported by the Reserve Bank of India which appears on the Reuters Page “RBIB” at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation, and (b) the Spot Rate for the Euro expressed as the amount of U.S. dollars per one Euro, using the midpoint of the bid-offer spread which appears on the Reuters Page “TKFE” as of 12:00 p.m. Tokyo time on the date of calculation.

The Spot Rate for the Philippine peso on each date of calculation will be the Philippine peso/Euro reference rate, which is the product of (a) the Philippine peso/U.S. dollar morning weighted average rate for such date of calculation, expressed as the amount of Philippine pesos per one U.S. dollar, for settlement in one business day, reported by the Philippine Dealing System PDEX which appears on the Reuters Screen PDSPESO Page to the right of the caption “AM WT AVE” at approximately 11:30 a.m. Manila time, or as soon thereafter as practicable, on such date of calculation, and (b) the Spot Rate for the Euro expressed as the amount of U.S. dollars per one Euro, using the midpoint of the bid-offer spread which appears on the Reuters Page “TKFE” as of 12:00 p.m. Tokyo time on the date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in a commercially reasonable manner and in accordance with general market practice, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.25 per $10.00 Note. See “Underwriting” in the accompanying product supplement M.